Exhibit 99.6
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
October 28, 2009

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum Partners
(886) 2-2712-2558	(310) 785-0810
ASIA PACIFIC WIRE & CABLE REPORTS FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009;
ANNOUNCES APPOINTMENT OF NEW CFO
NEW YORK — October 28, 2009 — Asia Pacific Wire and Cable Corporation announced on Friday, October 23rd its unaudited financial results for the six-month period ended June 30, 2009. The six-month results are unaudited and are subject to subsequent adjustments.
The Company reported net sales of $150.7 million for the six months ended June, 30, 2009. This represents a decrease in revenue of 45.0% from same period ended June 30, 2008. The Thailand, Australia, and China operations each contributed materially to the decease in gross revenue. However, the Company managed to maintain a higher gross margin ratio, resulting in net income of $0.27 per share, a more than 100% increase in net income per share, over the same period ended June 30, 2008. This increase in EPS is primarily due to the fact that the price of copper has risen from $2,902 per metric ton at the end of last year to $5,108 at end of June 2009 and that the Company implemented stricter inventory controls over its raw materials. The copper price increase enabled the Company to take a $21.6 million recovery of inventory value as a credit to cost of sales for inventories written down in 2008.
In addition to the earnings increase attributable to the copper inventory recovery, the Company is pleased to report on the results of its operations at the Shandong Pacific Fiber Optics Cable Co (SPFO), a joint venture where the Company owns a 51% interest. When compared with the results of first half of 2008, its revenue for the first half of 2009 has increased approximately 227%, with a net profit increase over the same period last year of 1997.5%. SPFO derives its revenue principally from major customers such as China Unicom, China Mobile, the largest mobile telecommunication company in China, and OEM orders from Chang Fei.
The Company is also pleased to announce the appointment of Mr. Frank Tseng to the position of Chief Financial Officer and non-resident Company Secretary. Frank brings in a wealth of financial knowledge and accounting professionalism. He was the deputy CFO for ABB Taiwan and, prior to that, the APEC regional controller for Phoenix Technologies, a Silicon Valley-based company that is publicly traded on NASDAQ.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.